Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

				Four Months Ended December 31, 2013	Eight Months Ended August 31, 2013	Year Ended December 31, 2012

	Years Ended December 31,
(in millions)	2016	2015	2014
Income (loss) from continuing operations before income taxes	$78	$2	$(49)	$(55)	$2,406	$(1,610)
Series A Preferred Stock dividends	(3)	—	—	—	—	—

Income (loss) from continuing operations before income taxes attributable to common stockholders	75	2	(49)	(55)	2,406	(1,610)

Adjustments:
Interest expense	60	63	62	22	106	139
Interest component of rental expense (1)	9	10	13	5	12	20
Amortization of capitalized interest	—	—	—	—	—	2
Series A Preferred Stock dividends	3	—	—	—	—	—

Earnings available for fixed charges	$147	$75	$26	$(28)	$2,524	$(1,449)

Fixed charges:
Interest expense	60	63	62	22	106	139
Interest component of rental expense (1)	9	10	13	5	12	20
Capitalized interest	—	2	3	—	—	1
Series A Preferred Stock dividends	3	—	—	—	—	—

Total fixed charges and preferred stock dividends	$72	$75	$78	$27	$118	$160

Ratio of earnings to combined fixed charges and preferred stock dividends	2.0	1.0	*	**	21.4	***

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
*	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $52 million.
**	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $55 million.
***	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.